UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Redwire Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75776W 103
(CUSIP Number)

July 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Genesis Park II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,841,813(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,841,813(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,841,813(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%(2)
12	TYPE OF REPORTING PERSON PN

(1)
Includes (a) 4,631,799 shares of Redwire Corporation’s (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) underlying 4,631,799 warrants to purchase Common Stock held by Genesis Park II LP (“Private Placement Warrants”) and (b) 500,000 shares of Common Stock underlying 500,000 warrants to purchase Common Stock (“public warrants”) held by Genesis Park II LP.

(2)
The percentage reported in this Schedule 13G is based upon (a) 65,578,724 shares of the Issuer’s Common Stock outstanding as of May 3, 2024 and (b) 7,732,168 Private Placement Warrants outstanding as of March 31, 2024, as set forth in the Form 10-Q filed by the Issuer with the SEC on May 10 ,2024, and (c) 8,188,811 public warrants outstanding as of March 15, 2024, as set forth in the Form 10-K filed by the Issuer with the SEC on March 20, 2024.

1	NAMES OF REPORTING PERSONS Genesis Park II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,841,813(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,841,813(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,841,813(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%(2)
12	TYPE OF REPORTING PERSON OO

(1)
Includes (a) 4,631,799 shares of Redwire Corporation’s (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) underlying 4,631,799 warrants to purchase Common Stock held by Genesis Park II LP (“Private Placement Warrants”) and (b) 500,000 shares of Common Stock underlying 500,000 warrants to purchase Common Stock (“public warrants”) held by Genesis Park II LP.

(2)
The percentage reported in this Schedule 13G is based upon (a) 65,578,724 shares of the Issuer’s Common Stock outstanding as of May 3, 2024 and (b) 7,732,168 Private Placement Warrants outstanding as of March 31, 2024, as set forth in the Form 10-Q filed by the Issuer with the SEC on May 10 ,2024, and (c) 8,188,811 public warrants outstanding as of March 15, 2024, as set forth in the Form 10-K filed by the Issuer with the SEC on March 20, 2024.

Explanatory Note

As of the date of filing of this Schedule 13G, the Reporting Persons have determined that they no longer hold any securities for the purpose of or with the effect of changing or influencing the control of the Issuer, and the Reporting Persons were originally eligible for filing Schedule 13G in lieu of Schedule 13D under Rule 13d-1(h).   Accordingly, this Schedule 13G operates as an amendment to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 8, 2020 (as amended on March 30, 2021, September 10, 2021, June 7, 2022, and as further amended from time to time, the “Schedule 13D”).

ITEM 1(a).	NAME OF ISSUER:

Redwire Corporation

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8226 Philips Highway
Suite 101
Jacksonville, Florida 32256

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by Genesis Park II LP and Genesis Park II GP LLC (collectively, the “Reporting Persons”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The business address of each of the Reporting Persons is: 520 Post Oak Boulevard, Suite 850, Houston, TX 77027.

ITEM 2(c).	CITIZENSHIP:

Genesis Park II LP is a Delaware limited partnership and Genesis Park II GP LLC is a Delaware limited liability company.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share

ITEM 2(e).	CUSIP NO.:

75776W 103

ITEM 3.	FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable

ITEM 4.	OWNERSHIP:

(a)	The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
(b)	The information required by Item 4(a) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.
(c)	The information required by Item 4(c) is set forth in Rows (5)-(8) of the cover page for the Reporting Person and is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024	Genesis Park II LP

By: Genesis Park II GP LLC, its general partner
By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory

Dated: August 1, 2024	Genesis Park II GP LLC By: Genesis Park Holdco LP, its managing member By: HSG GP LLC, its general partner
By: /s/ Paul W. Hobby
Paul W. Hobby, Authorized Signatory